Exhibit 99.1

SaverOne Advances its Global Sales Strategy and Appoints European Distributor

SaverOne makes strong sales and marketing advances in Europe; completes pilot project with Cemex in Spain

Petah Tikvah, Israel, October 30, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in transportation safety solutions, today announced an advancement of its global growth strategy into European markets.

New Distribution Agreement

SaverOne signed a distribution agreement with GVZ Company, based in Milan. GVZ specializes in the distribution of automotive components and solutions and has significant experience in offering products that comply with European and Italian automotive safety regulations, which led to the implementation of blind-spot monitoring systems in Italy. GVZ will market, sell, install and provide local support for SaverOne’s DDPS products in the region.

In addition, to further supporting and expanding sales efforts in the region, SaverOne has appointed Mr. Tal Yihie as its Italian Country Partner. Based in Milan, Mr. Yihie is a seasoned business development executive with over 14 years of extensive sales, marketing, and distribution expertise in Italy, in addition to having an extensive global business network. Having been a key figure in several international companies, Mr. Yihie brings proven acumen in shaping market development and EU go-to-market strategies to SaverOne.

Successful Completion of Initial Stage of Cemex Spain Project

In line with its ‘land and expand’ strategy, SaverOne announced the successful completion of its previously announced initial pilot with Cemex in Spain and expects to move to the next stage in the coming weeks.

Furthermore, SaverOne is in active discussions for new pilot projects in Italy, integrating SaverOne’s DDPS solutions into a number of initial vehicles within corporate fleets, representing the ‘land’ part of SaverOne’s strategy. The goal is to ‘expand’ sales to cover entire fleets at a later stage following the successful completion of pilot trials.

Commented Ori Gilboa, CEO of SaverOne, “Given our MOU with Iveco, a leading Italian based OEM, Italy was the natural choice for our first European country in which to appoint a distributor to strengthen our sales efforts. Our new strategic collaborations are a strong step forward for our expansion throughout Europe and advances our global expansion strategy and sales potential. This new collaboration also follows our recent strategic pilot project with Cemex in Spain, which has proceeded successfully. At the same time, we continue to advance our ongoing collaboration with Iveco, developing our OEM DDPS solution that will be integrated within Iveco’s vehicle manufacturing process. We hope to sign a final commercial agreement in the coming months.”

Continued Mr. Gilboa, “Finally, I believe that SaverOne’s new distributor in Italy, GVZ, is a highly synergistic partnership, given the strong improvement in transportation safety that both our DDPS system and their blind-spot monitoring systems can together provide. In addition, I look forward to leveraging the experience of our new country partner, Tal Yihie, to educate that market, and bring in new customers as we aim to increase our revenues in the region.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

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